SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Stone Ridge Trust V

Address of Principal Business Office:

510 Madison Avenue, 21st Floor
New York, NY 10022
Telephone Number: 212-257-4750

Name and address of agent for service of process:

Patrick Kelly
Stone Ridge Trust V
510 Madison Avenue, 21st Floor
New York, NY 10022

With copies to:

Elizabeth J. Reza
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 11th day of December, 2015.

Stone Ridge Trust V By: _/s/ Ross Stevens______ Name: Ross Stevens Title: President

Attest: /s/ Jane Korach____
Name:  Jane Korach
Title:    Secretary